UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Pacific Gas & Electric Company

(Name of Issuer)

First Preferred Stock, cumulative, par value $25.00 per share

(Title of Class of Securities)

694308 20 6

694308 40 4

694308 50 3

694308 60 2

694308 70 1

694308 80 0

694308 30 5

694308 88 3

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stonehill Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 921,794
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 921,794

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stonehill Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 546,223
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 546,223

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,223
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Motulsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 921,794
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 921,794

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Sacks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 921,794
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 921,794

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Sisitsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 921,794
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 921,794

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Thoyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 921,794
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 921,794

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 921,794
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 921,794

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samir Arora
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,672,648
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 921,794

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

ITEM 1(a).	NAME OF ISSUER:

Pacific Gas and Electric Company (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

77 Beale Street, P.O. Box 770000, San Francisco, California 94177

ITEM 2(a).	NAME OF PERSON FILING:

This amended filing of Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

(i)	Stonehill Capital Management LLC (“Management”)
(ii)	Stonehill Institutional Partners, L.P. (“Fund”)
(iii)	John Motulsky (“Motulsky”)
(iv)	Jonathan Sacks (“Sacks”)
(v)	Peter Sisitsky (“Sisitsky”)
(vi)	Michael Thoyer (“Thoyer”)
(vii)	Michael Stern (“Stern”)
(vii)	Samir Arora (“Arora”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

c/o Stonehill Capital Management LLC 320 Park Avenue, 26th Floor New York, NY 10022

ITEM 2(c).	CITIZENSHIP:

Management:	Delaware limited liability company
Fund:	Delaware limited partnership
Motulsky:	US Citizen
Sacks:	US Citizen
Sisitsky:	US Citizen
Thoyer:	US Citizen
Stern:	US Citizen
Arora:	US Citizen

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

First Preferred Stock, Cumulative, par value $25.00 per share (collectively referred to in this Schedule 13G as the “First Preferred Stock”)

ITEM 2(e).	CUSIP NUMBER:

694308 20 6

694308 40 4

694308 50 3

694308 60 2

694308 70 1

694308 80 0

694308 30 5

694308 88 3

The above CUSIP numbers represent various series of the First Preferred Stock.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP:

The information in items 1 and 5 through 11 on the cover pages on this Schedule 13G is hereby incorporated by reference. The amounts of securities reported as beneficially owned on this Schedule 13G are the number of shares of First Preferred Stock that may be deemed to be beneficially owned by the Reporting Persons. The beneficial ownership information represents various series of the First Preferred Stock and is based on an aggregate of 10,319,782 shares of First Preferred Stock outstanding as of March 21, 2022, as reported in the Issuer’s definitive proxy statement on Schedule 14A filed on April 7, 2022.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. [ ]

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

STONEHILL CAPITAL MANAGEMENT LLC*

By:	/s/ Paul D. Malek
Paul D. Malek
An Authorized Signatory of a Member

STONEHILL INSTITUTIONAL PARTNERS, L.P. *

By:	/s/ Paul D. Malek
Paul D. Malek
An Authorized Signatory of Stonehill General Partner, LLC, its general partner

JOHN MOTULSKY*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for John Motulsky

JONATHAN SACKS*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Jonathan Sacks

PETER SISITSKY*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Peter Sisitsky

MICHAEL THOYER*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Michael Thoyer

MICHAEL STERN*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Michael Stern

SAMIR ARORA*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Samir Arora

*

The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.